June 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Sanchez Energy Corporation Request to Withdraw Registration Statement on Form S-3, File No. 333-227125

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sanchez Energy Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3, filed August 31, 2018 (File No. 333-227125) (together with all exhibits, collectively, the “Registration Statement”). Please note that the Registration Statement was not declared effective by the Commission, and no securities of the Registrant were sold pursuant to the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions regarding this application for withdrawal, please contact Mr. David P. Elder of Akin Gump Strauss Hauer & Feld LLP, our outside counsel, at (713) 220-5881.

Thank you for your assistance in this matter.

Sincerely,

Sanchez Energy Corporation

By:	/s/ Cameron W. George
	Name:	Cameron W. George
	Title:	Executive Vice President and
Chief Financial Officer